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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               XTRA CORPORATION
                           (Name of Subject Company)

                               XTRA CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   984138107
                     (CUSIP Number of Class of Securities)

                                  LEWIS RUBIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               XTRA CORPORATION
                             200 NYALA FARMS ROAD
                              WESTPORT, CT  06880
                           TELEPHONE: (203) 221-1005
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                              DAVID A. FINE, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                           TELEPHONE: (617) 951-7000

_______________________________________________________________________________
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

*This Schedule 14D-9 relates to the offer by BX Merger Sub Inc., a wholly-owned subsidiary of Berkshire Hathaway Inc.
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FOR IMMEDIATE RELEASE

             XTRA CORPORATION TO BE ACQUIRED BY BERKSHIRE HATHAWAY
                           $55.00 PER SHARE OFFERED

Westport, Conn. and Omaha, Neb. -- July 31, 2001 -- XTRA Corporation ("XTRA")(NYSE: XTR) and Berkshire Hathaway Inc. ("Berkshire Hathaway") (NYSE:
BRK.A, BRK.B) announced today that they have approved and entered into a definitive Merger Agreement which calls for a cash tender offer of $55.00 per share to holders of XTRA common stock by a wholly owned subsidiary of Berkshire Hathaway.

The tender offer is expected to commence on August 14, 2001 and will be for all of XTRA's outstanding common stock. Upon successful completion of the tender offer, the Merger Agreement calls for a merger pursuant to which the remaining stockholders will receive cash in the same amount as paid in the tender offer.

The value of the transaction is approximately $590 million. Upon successful consummation of the transaction, XTRA will become a wholly owned subsidiary of Berkshire Hathaway and will continue to be headquartered in Westport, Connecticut.

The Board of Directors of XTRA has unanimously approved the Merger Agreement. In addition, Tiger Management LLC and Tiger Performance LLC, which own in the aggregate approximately 27% of XTRA's common stock, support the transaction and have agreed to tender their shares in the tender offer. Goldman, Sachs & Co. acted as financial adviser to XTRA and delivered a fairness opinion to the Board of Directors of XTRA.

Robert B. Goergen, Chairman of XTRA and Lewis Rubin, President and Chief Executive Officer of XTRA, together stated, "We believe that this transaction provides fair value to our stockholders and that the association with Berkshire Hathaway will allow XTRA to both grow its business and benefit from a lower cost of capital. We would like to recognize all those individuals who have helped build XTRA into such a successful transportation entity. It is a credit to the quality of our equipment fleet, brandname, operations, and employees that Warren Buffett and Berkshire Hathaway have chosen to make this investment."

Warren Buffett, Chairman of Berkshire Hathaway, said, "XTRA is an outstanding business with a wonderful reputation. It will be a great addition to the Berkshire Hathaway group of businesses."

The tender offer is subject to certain conditions, including the tender of not less than a majority of XTRA's outstanding common stock, on a fully diluted basis, and the obtaining of all necessary governmental approvals. The tender offer will expire twenty business days after it is commenced, but may be extended under certain circumstances.

XTRA, a leading operating lessor of transportation equipment, was founded in 1957. Headquartered in Westport, Connecticut, XTRA leases over-the-road trailers, marine containers, and intermodal equipment, including intermodal trailers, chassis, and domestic containers.

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Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

XTRA stockholders are advised to read the tender offer statement regarding the acquisition of XTRA referenced in this news release, which will be filed by Berkshire Hathaway and BX Merger Sub Inc. with the SEC, and the related solicitation/recommendation statement which will be filed by XTRA with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of XTRA at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

XTRA expects to report its fiscal third quarter earnings in a regularly scheduled press release later today. Interested parties are invited to listen to a simultaneous webcast of XTRA's Fiscal 2001 Third Quarter analyst conference call tomorrow, Wednesday, August 1, 2001, at 10:00 a.m. EDT. The webcast can be accessed via the corporate section of XTRA's Web site, www.xtra.com. A replay of the webcast as well as a copy of the presentation will be available on the Web site for one week following the call.

This press release contains forward-looking statements with respect to management's beliefs about the financial condition, results of operations and businesses of XTRA and Berkshire Hathaway in the future. These statements involve risks and uncertainties. The actual outcome could differ materially from that contemplated by such statements. Factors that could cause or contribute to such differences could include, but are not limited to: general business conditions; the variability of XTRA's revenues and its fixed operating expenses; the impact of the North American and international economies on revenues, lease rates and utilization; and fluctuations in interest rates and foreign exchange rates. These risks are discussed under the caption "Cautionary Statements for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" in XTRA's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 on file with the SEC.

Contact: Berkshire Hathaway, Marc D. Hamburg, 402/346-1400 or XTRA Corporation, Stephanie Johnson, 203/221-1005